UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2022
Commission File Number 001-40569

Standard Lithium Ltd.
(Translation of registrant’s name into English)

Suite 110, 375 Water Street Vancouver, British Columbia, Canada V6B 5C6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Exhibits 99.1 and 99.2 to this Form 6-K of Standard Lithium Ltd. (the “Company”) are hereby incorporated by reference as exhibits to the Registration Statement on Form F-10 (File No. 333-259442) of the Company, as amended or supplemented.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit

99.1	Interim Consolidated Financial Statements for the three months ended September 30, 2022
99.2	Management’s Discussion and Analysis of Results of Operations and Financial Condition for the three months ended September 30, 2022
99.3	Form 52-109F2, Certification of Interim Filings (CEO)
99.4	Form 52-109F2, Certification of Interim Filings (CFO)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Standard Lithium Ltd.
(Registrant)
Date:	November 10, 2022	By:	/s/ Robert Mintak
			Name:	Robert Mintak
			Title:	CEO and Director

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